Exhibit 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	The Potomac Edison Company and Subsidiaries
	2003		2002	2001	2000		1999
Earnings:
Income from continuing operations	$40,558	*	$32,678	$48,035	$84,385	**	$100,582	**
Fixed charges (see below)	32,155		34,522	37,754	45,334		46,243
Income taxes	20,652	*	15,679	27,351	37,172	**	40,613	**
Amortization of capitalized interest	—		—	—	2		—
Income distributions of equity investees	—		—	—	4,480		—
Less: capitalized interest	—		—	—	(326)		—
Less: income from unconsolidated equity investees	(62)		—	—	(3,525)		—

Total Earnings (as defined)	$93,303		$82,879	$113,140	$167,522		$187,438

Fixed Charges:
Interest expensed and capitalized	$31,391		$33,157	$35,372	$43,270		$44,903
Estimated interest component of rental expense	764		1,365	2,382	2,064		1,340

Total Fixed Charges (as defined)	$32,155		$34,522	$37,754	$45,334		$46,243

Ratio of Earnings to Fixed Charges	2.90		2.40	3.00	3.70		4.05

*	Excludes the cumulative effect of an accounting change.
**	Excludes the effect of the extraordinary charge.